3-6

PB

SEC 02018244 COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palm Beach Capital Services Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS; (Do not use P.O. Box No.)

120 South Olive Ave Ste 502
(No. and Street)

West Palm Beach, FL, 33458
(City) (State) (Zip Code)

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kirkpatrick 561-833-3535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andres, Thomas B Wieneck, Andres, & Co P.A.
(Name – *if individual, state last, first, middle name*)

772 US Highway 1 North Palm Beach, FL 33458
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 01 2002
535

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

BB
3/19

OATH OR AFFIRMATION

I, Thomas Andres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palm Beach Capital Services Group, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

[signature]
Signature

CPA
Title

Beth Ogden
Commission # CC 963571
Expires Aug. 27, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

[signature: Beth Ogden]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALM BEACH CAPITAL SERVICES GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2001

TABLE OF CONTENTS

WIESENECK, ANDRES & COMPANY, P.A.
Certified Public Accountants

772 U.S. HIGHWAY 1
NORTH PALM BEACH, FLORIDA 33408
(561) 626-0400

THOMAS B. ANDRES, C.P.A.*, C.V.A.
PAUL M. WIESENECK, C.P.A.
*Regulated by the State of Florida

Fax (561) 626-3453

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Palm Beach Capital Services Group, Inc.
West Palm Beach, Florida

We have audited the accompanying balance sheet of Palm Beach Capital Services Group, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palm Beach Capital Services Group, Inc. at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Wieseneck, Andres & Company, P.A.

February 12, 2002

PALM BEACH CAPITAL SERVICES GROUP, INC.
BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets		
Cash	$ 888,486	$ 88,891
Cash security deposit account	-	82,650
Receivable other	3,842	16,603
Trading securities	33,000	17,350
Prepaid expenses	919	502
Total Current Assets	926,247	205,996
Property and Equipment		
Office furniture and equipment	21,125	16,271
Leasehold improvement	5,000	5,000
Accumulated depreciation	(9,749)	(3,318)
Net Property and Equipment	16,376	17,953
Other Assets		
Deposits	107,730	107,730
Other securities	15,600	15,600
Total Other Assets	123,330	123,330
Total Assets	$ 1,065,953	$ 347,279
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 10,876	$ 3,750
Deferred revenue	-	10,000
Other current liabilities	61,642	3,293
Total Current Liablities	72,518	17,043
Long-Term Debt	750,000	-
Total Liabilities	822,518	17,043
Commitments and Contingencies		
Stockholders' Equity		
Common stock - $.001 par value; 25,000,000 shares authorized, 697,917 shares issued and outstanding	698	698
Paid in capital	334,665	334,665
Retained Earnings (Deficit)	(91,928)	(5,127)
Total Stockholders' Equity	243,435	330,236
Total Liabilities and Stockholders' Equity	$ 1,065,953	$ 347,279

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 69,846	$ 12,118
Advisory fee	310,000	58,356
Unrealized holding loss	(3,000)	(100)
Total Revenues	376,846	70,374
Operating Expenses		
Salaries and payroll taxes	70,812	-
Professional fees	41,358	22,219
Trading costs	98,015	7,595
Other operating expenses	98,617	61,304
Total Operating Expenses	308,802	91,118
Income (Loss) from Operations	68,044	(20,744)
Other Income and Expense		
Interest and dividend income	38,474	16,769
Gain (loss) on sale of trading securities	(134,881)	17,830
Interest expense	(58,438)	-
Net Other Income (Expense)	(154,845)	34,599
Income (Loss) before Income Taxes	(86,801)	13,855
Provision for income taxes	-	-
Net Income (Loss)	$ (86,801)	$ 13,855

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001 and 2000

	Common Stock Par Value $.001	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 1999	$ 505	$ 249,495	$ (18,982)	$ 231,018
Sale of common stock	193	85,170	-	85,363
Net income	-	-	13,855	13,855
Balance at December 31, 2000	698	334,665	(5,127)	330,236
Net loss	-	-	(86,801)	(86,801)
Balance at December 31, 2001	$ 698	$ 334,665	$ (91,928)	$ 243,435

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

		2001		2000
Cash Flows From Operating Activities				
Cash received from customers	$	368,102	$	63,871
Interest and dividends received		43,308		16,769
Cash paid to employees and suppliers of goods and services		(308,744)		(81,259)
Cash proceeds used to fund net realized gains and losses on trading securities		(72,429)		380
Interest paid		(58,438)		-
Income taxes paid		-		-
Net Cash Used in Operating Activities		(28,201)		(239)
Cash Flows From Investing Activities				
Purchase of property and equipment		(4,854)		(21,271)
Payment of deposits		-		(106,569)
Purchase of securities		-		(15,600)
Net Cash Used in Investing Activities		(4,854)		(143,440)
Cash Flows From Financing Activities				
Proceeds from sale of common stock		-		85,363
Proceeds from loans		750,000		-
Net Cash Provided by Financing Activities		750,000		85,363
Net Increase (Decrease) In Cash		716,945		(58,316)
Cash and Cash Equivalents at Beginning of Period		171,541		229,857
Cash and Cash Equivalents at End of Period	$	888,486	$	171,541

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Reconciliation of Comprehensive Income to Net Cash Used In Operating Activities		
Net Income (Loss)	$ (86,801)	$ 13,855
Depreciation	6,430	3,318
Unrealized loss on Securities	3,000	100
Cash was provided by		
Decrease in receivable other	7,927	-
Decrease in interest and dividends receivable	4,834	-
Increase in accounts payable	7,127	3,750
Increase in realized loss payable	22,570	-
Increase in equities payable	33,000	-
Increase in other current liabilities	-	3,293
Increase in deferred revenue	-	10,000
Cash was used by		
Increase in receivable other	-	(12,272)
Increase in interest and dividends receivable	-	(4,331)
Increase in trading securites	(15,650)	(17,450)
Increase in prepaid expenses	(417)	(502)
Decrease in unearned commissions	(10,000)	-
Decrease in other current liabilities	(221)	-
Net Cash Provided By Operating Activities	$ (28,201)	$ (239)
Non-Cash Transactions		
Proceeds from sale of trading securities	$ 117,846,923	$ 2,379,447
Proceeds used to acquire trading securities	$ (117,974,056)	$ (2,379,827)
Trading securities at year end	$ 33,000	$ -
Trading securities payable at year end	$ (33,000)	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION

Palm Beach Capital Services Group, Inc. (the "Company") was incorporated in the State of Florida on July 20, 1999, to provide stock brokerage and dealer services on the NASDAQ stock market. The Company registered with the Securities and Exchange Commission on November 3, 1999 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD), and membership was granted on April 6, 2000. The Company operates as a broker/dealer of securities to individuals and entities primarily in the Southeastern United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

Securities Transactions – Proprietary securities transactions, financial instruments that broker-dealers execute for their own account, in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer security transactions are reported on the settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Exchange Memberships – Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized as income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The Clearing Firm does not require the Company to settle its account after each transaction. The net gain or loss realized by the Company on the securities bought and sold throughout the month for its own portfolio is settled at the end of each month. The Clearing Firm deposits the net gain or charges the net loss from trading securities to the Company's cash account at the end of each month. No interest is received nor charged on the balance that is outstanding throughout the month.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, consisted of the following:

	2001	2000
Demand Deposit	$ 22,605	$ 40,294
Money Market Funds	470,932	48,597
U.S. Treasury Bill; 99.987, Matures 1-3-02	394,948	-
Cash Security Deposit, net of proprietary securities held ($100,000 - $17,350)		82,650
	$ 888,485	$ 171,541

In 2000, the clearing broker required a cash security deposit of $100,000 from the introducing broker securing the representations and performance obligations of the Company (see Note 7). The Company deposited a second $100,000 with the clearing broker in order to fund any proprietary securities acquired by the Company. The Company changed its correspondent/clearing agent in July 2001 to SAL Financial Services, Inc. (Clearing Firm). The Company maintained approximately $850,000 in cash and cash equivalents at December 31, 2001 with the Clearing Firm.

NOTE 4 –RECEIVABLE OTHER

Other receivables at December 31, 2001 and 2000 consist of various commission, dividend, interest and trading profits that are due to the Company. Management of the Company has determined that the amounts are all collectible, therefore, no allowance for doubtful accounts has been provided. There were no charges to bad debts in 2001 or 2000.

NOTE 5 – TRADING SECURITIES

Equity securities bought and held principally for the purpose of selling them in the near future are classified as trading securities. The Company held 3000 shares of California First National Bancorp at December 31, 2001 and 200 shares of British Telecomm PLC at December 31, 2000. These securities are classified as trading securities in accordance with SFAS 115 and, accordingly, are recorded on the balance sheet at their fair value. Unrealized gains or losses at December 31, 2001 and 2000 are recorded as such in the Statement of Operations.

NOTE 6 – OTHER SECURITIES

As a member of the National Association of Securities Dealers Automated Quotation System (NASDAQ), an electronic quotation system for the over-the-counter market, the Company had an option to acquire shares of stock in the organization. The 1,200 shares of The NASDAQ Stock Market, Inc. owned by the Company are restricted (not liquid).

NOTE 7 – DEPOSITS

Deposits at December 31 consist of the following:

	2001	2000
Cash security deposit required by NASD	$ 100,000	$ 100,000
NASDAQ Workstation Subscriber Agreement Deposit	6,800	6,800
Lease Deposit	930	930
Total Deposits	$ 107,730	$ 107,730

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided under the straight-line method based upon the estimated useful lives of the assets, which is five years. The circuit installation is amortized over thirty-nine years using the straight-line method. Depreciation expense for the years ended December 31, 2001 and 2000 is $6,302 and $3,254. Amortization expense for the years ended December 31, 2001 and 2000 is $128 and $64.

NOTE 9 – NOTE PAYABLE

	2001	2000
A 9% subordinated note payable to the principal stockholder of the Company. Interest on the noncollateralized note is payable monthly and the note matures in March 2004.	$ 750,000	$ 0
Total Long-Term Debt	$ 750,000	$ 0

NOTE 10 – INCOME TAXES

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities. Temporary differences, net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance sheets are as follows:

	December 31, 2001	December 31, 2000
Income tax benefit resulting from net operating loss 35%	$ 30,381	$ 1,795
Valuation allowance	(30,381)	(1,795)
Net deferred tax asset	$ -	$ -

At December 31, 2001 the Company had federal income tax net operating loss carry forward of approximately $92,000, which will expire as follows:

Year of Expiration	Amount
2019	$ 5,100
2021	$ 86,800

NOTE 11 – SUBSEQUENT EVENT, COMMITMENTS, AND OPERATING LEASE

The Company executed a two year lease for approximately 1,480 square feet of new office space on January 15, 2002. The monthly fixed minimum rent for the premises is $2,000 plus tax ($24,000 annually). The fixed minimum rent shall increase 5% a year on each anniversary date. If at the expiration of the lease, the Company continues to occupy the premises with or without the landlords consent, the tenancy under the lease shall become month-to-month and rent shall be increased by one hundred and fifty percent (150%). The minimum base payments for the next five years is as follows:

Year	Base Rent
2003	$ 25,440
2004	26,460
2005	40,068
2006	42,071
2007	44,175

NOTE 12 – RELATED PARTY TRANSACTIONS

The majority of the Company's revenues are derived from transactions with affiliated companies related to a major stockholder of Palm Beach Capital Services, Inc. Approximately ninety percent of revenues were the result of related party transactions.

WIESENECK, ANDRES & COMPANY, P.A.
Certified Public Accountants

772 U.S. HIGHWAY 1
NORTH PALM BEACH, FLORIDA 33408
(561) 626-0400

THOMAS B. ANDRES, C.P.A.*, C.V.A.
PAUL M. WIESENECK, C.P.A.
*Regulated by the State of Florida

Fax (561) 626-3453

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
Palm Beach Capital Services Group, Inc.
West Palm Beach, Florida

We have audited the accompanying financial statements of Palm Beach Capital Services Group, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 12, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wieseneck, Andres & Company, P.A.

February 12, 2002

Schedule I

Palm Beach Capital Services Group, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Ownership Equity	$ 243,435	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	750,000	
Total Stockholders' Equity		$ 993,435
Less Non Allowable Assets		
Receivables from non-customers	3,842	
NASD stock	15,600	
Equipment	16,377	
Other assets	7,730	(43,549)
Exempt Securities		(33,000)
Net Capital		$ 916,886
Aggregate Indebtedness		
Items Included in the Balance Sheet		$ -
Payable to clearing broker		58,571
Other payables and accrued expenses		13,948
Total Aggregate Indebtedness		$ 72,519
Excess Net Capital		$ 816,886
Excess Net Capital at 1000%		$ 912,051
Ratio: Aggregate indebtedness to net capital		.08 to 1

No material differences exist between the above computation of net capital and required net capital of Palm Beach Capital Services Group, Inc. from what was reported on the December 31, 2001 Form X-17A-5.

Schedule II

Palm Beach Capital Services Group, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Palm Beach Capital Services Group, Inc is exempt from the Computation for Determination of Revenue Requirements of rule 240. 15c3-3 – Customer Protection – reserves and custody of securities, of the Securities and Exchange Commission in accordance with section (k) (2) (ii) of that rule.

WIESENECK, ANDRES & COMPANY, P.A.
Certified Public Accountants

772 U.S. HIGHWAY 1
NORTH PALM BEACH, FLORIDA 33408
(561) 626-0400

THOMAS B. ANDRES, C.P.A.*, C.V.A.
PAUL M. WIESENECK, C.P.A.
*Regulated by the State of Florida

Fax (561) 626-3453

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholders
Palm Beach Capital Services Group, Inc.
West Palm Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Palm Beach Capital Services Group, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wiesenck, Andres & Company, P.A.

February 12, 2002

Palm Beach Capital Services Group, Inc.
120 South Olive Avenue, Suite 502
West Palm Beach, FL 33401
Phone: (561) 833-3535 Fax: (561) 833-3502

Member NASD, SIPC

February 25, 2002

To Wiesneck, Andres & Co., P.A.

We are providing this letter in connection with your audit of the balance sheets and the related statements of income, changes in stockholders' equity and cash flows of Palm Beach Capital Services Group, Inc. as of December 31, 2001, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Palm Beach Capital Services Group, Inc. in conformity with generally accepted accounting principles.

Certain representatives in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 25, 2002, the following representatives made to you during the audit.

1. The financial statements referred to above are fairly presented in conformity with general accepted accounting principles.

2. We have made available to you all-

    a. Financial records and related data.
    b. Minutes of the meeting of stockholders, directors, and committees of directors, or summaries of action of recent meeting for which minutes have not been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate to the financial statements taken as whole.

6. There has been no-

   a. Fraud involving management or employee who have significant roles in internal control.
   b. Fraud involving others that could have a material effect on the financial statements.

7. The company has no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.

8. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.
   b. Guarantees, whether written or oral, under which the company is contingently liable.
   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, *Disclosure of Certain Significant Risks and Uncertainties. (Significant estimates are estimates at the balance sheet date, December 31, 2001, that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets, or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.)*

9. There are no-

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recorded a loss contingency.
   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, *Accounting for Contingencies.*
   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

10. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

11. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. Customers' debit balances, brokers' debit balances, and other accounts receivables are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

13. Provisions have been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchases or sales commitments.

14. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

It is understood that term "securities and investments not readily marketable shall include but not be limited to any of the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.
c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

15. In addition, the company at December 31, 2001 has-

a. Recorded all securities exchange memberships on the books.
b. Properly recorded all participation in joint accounts carried by others.
c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer item and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from liquidation of long securities.
f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

a. The concentration exists at the date of the financial statements.
b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

17. There is no capital withdrawals anticipated within the next six months.

18. There are no material weaknesses or inadequacies at December 31, 2001 or during the period January 1, 2002 to February 15, 2002 in internal control and control activities for safeguarding securities, and the practices and procedures followed in-

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
b. Making the quarterly securities examinations, courts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.
c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customer as required by rule 15c3-3.
e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.
f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulation there under, and the segregation of funds based upon such computations.

19. Net Capital computations, prepared by the Company during the period from January 1, 2002 through February 15, 2002, indicated that the Company was in compliance with the requirements of rule 15cS-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule

15c3-3 during the period did not reveal any deposit requirements that were not made timely basis.

20. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Michael Kirkpatrick, President

Jeanie Vinson, Vice President

Gail C, Meyers, Internal Accounting